Exhibit 99.4

Exhibit “A”

GENCO RESOURCES LTD.

Amended Consolidated Balance Sheet *

For the quarter ended October 31, 2004

(Expressed in Canadian dollars)		(UNAUDITED)

	October	July
	2004	2004*
	$	$
Assets

Current assets
Cash	48,426	27,879
Accounts receivable	836,329	589,868
Inventory (Note 4)	196,944	259,030
Prepaid expenses	144,592	173,294
	1,226,291	1,050,071

Long-term assets
Mineral property interests (Note 5)	23,858	21,705
Investment (Note 5)	114,583	114,584
Other long term investment	5,290	–
Deferred acquisition costs (Note 6)	–	–
	143,731	136,289

Capital assets
Property, Plant and Equipment net	9,697,270	9,784,488

Total Assets	$ 11,067,292	$ 10,970,848

Liabilities

Current Liabilities
Accounts payable and accrued liabilities	1,179,701	1,715,240
Accounts payable – related parties	–	73,402
Current portion of long-term debt (Note 9)	664,750	664,750
	1,844,451	2,453,392
Long-term Liabilities
Long term debt (Note 9)	2,911,472	3,845,473
Asset retirement obligation (Note 10)	186,424	186,424
Investor deposits (Note 11)	13,845	34,745
	3,111,741	4,066,642

Shareholders’ Equity
Share capital (Note 13)	11,870,405	10,417,749
Deficit, per Exhibit “B”	(5,759,305)	(5,966,935)
	6,111,100	4,450,814

	$ 11,067,292	$ 10,970,848

Approved by the Board of Directors

“Robert Gardner”	ROBERT GARDNER	“Jim McDonald”	JIM MCDONALD
SIGN (TYPED)	NAME OF DIRECTOR	SIGN (TYPED)	NAME OF DIRECTOR

*Restated- see Note 17

Exhibit “B”

GENCO RESOURCES LTD.

Amended Consolidated Statement of Operations and Deficit

For the quarter ended October 31, 2004 *

(Expressed in Canadian dollars)		(UNAUDITED)

	3 Months Ended	3 Months Ended
	October 31,	October 31,
	2004 *	2003 *
	$	$

Revenue	1,258,223	878,232
Cost of Sales	992,244	781,628
Gross Profit	265,979	96,604

Operating expenses
Accounting and legal	20,765	16,215
Advertising and promotion	23	–
Amortization	6,895	7,087
Automobile	1,154	–
Consulting	23,714	17,500
Equipment rental	–	–
Foreign exchange	(258,365)	(92,523)
Insurance	39	–
Interest and bank charges	1,137	122
Office and miscellaneous	8,024	3,412
Management fees	90,000	54,000
Regulatory fees	5,017	3,669
Rent	21,015	15,000
Telephone	2,884	–
Travel	25,018	35,658
Wages	42,990	33,519
Total operating expenses	(9,690)	93,659

Net income (loss) before other income expenses	275,669	2,945

Other income and expenses
Accretion expense on long term debt	(36,463)	(40,616)
Interest income	330	–
Stock compensation expense (Note 13)	(31,906)	–
Total other income and expense	(68,039)	(40,616)

Net income (loss)	207,630	(37,671)
Deficit, beginning	(5,966,935)	4,994,999
Deficit, ending, to Exhibit “A”	$ (5,759,305)	$ 5,032,670

*Restated - see Note 17

Exhibit “C”

GENCO RESOURCES LTD.

Amended Consolidated Statement of Cash Flows *

For the quarter ended October 31, 2004

(Expressed in Canadian dollars)		(UNAUDITED)

	October 31	October 31
	2004*	2003*
	$	$

Cash flows from operating activities
Net income (loss) for the year	207,630	(37,671)
Accretion expense on long term debt	36,463	40,616
Depreciation and amortization	52,408	70,654
Stock compensation expense	31,906	–
Unrealized foreign exchange gain	(260,552)	–
	67,855	73,599
Changer in non-cash working capital	(833,753)	459,909
	(765,898)	533,508

Cash flows from investing activities
Deferred exploration and mine development costs	–	(677,175)
Purchase of fixed assets	–	(872,143)
	–	(1,549,318)

Cash flows from financing activities
Shares issued for cash (less cost of issue)	772,600	839,284
Investor deposit	13,845	–
	786,445	839,284

(Decrease) increase in cash flows	20,547	(176,526)

Cash – beginning of period	27,879	672,195

Cash – end of period	$ 48,426	$ 495,669

Supplemental Disclosure of Cash Flow Information
Interest Paid	–	–

Non – Monetary Transactions: During the quarter the Company issued 790,427 common shares valued at $648,150 in satisfaction of a US$500,000 payment due on the non interest bearing loan to acquire La Guitarra.

*Restated- see Note 17

Exhibit “D”

GENCO RESOURCES LTD.

Notes to Amended Consolidated Financial Statements

For the quarter ended October 31, 2004

1.

Introduction:

Genco Resources Ltd. (the “Company”) was incorporated under the laws of the Province of British Columbia on February 28, 1980 as Senlac Oil & Gas Ltd. The Company changed its name to Rule Resources Ltd. on June 13, 1980, to Globe Resources Inc. on March 9, 1990, and to Genco Resources Ltd. on March 30, 1998.

On August 1, 2003 the Company acquired all of the issued and outstanding shares of La Guitarra Compania Minera S.A. de C.V. The purchase price for the acquisition was US $5,000,000 with consideration being a combination of the issuance of shares and debt. Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at CAD. $1.02 per share to the vendor to satisfy US $1,000,000 of the purchase price. Genco agreed to pay the balance of US $4,000,000 by payments of $500,000 on each of the first through eighth anniversaries of the closing date. La Guitarra Compania Minera S.A. de C.V. is a wholly owned subsidiary incorporated under the laws of Mexico.

The Company is engaged in silver and gold mining and related activities including exploration, extraction, processing, refining and reclamation. The Company has mining operations in Mexico and has ongoing exploration activities in the United States and Mexico.

2.

Significant Accounting Policies:

These financial statements have been prepared in accordance with generally accepted accounting principles accepted in Canada applicable to a going concern and reflect the policies outlined below.

a) Basis of Presentation

These consolidated financial statements include the accounts of the parent company and its wholly owned subsidiaries, Rule Nevada Inc. and La Guitarra Compania Minera, S.A. de C.V. ("La Guitarra"). All significant inter-company accounts and transactions have been eliminated.

The Company is in the process of exploring mineral properties and has yet to determine whether some of the properties contain economically recoverable reserves. The recovery of amounts shown for resource properties and related assets are dependent on the existence of economically recoverable reserves, on the ability of the Company to obtain financing to complete development, and on future profitable operations.

b) Share Option Plan

As of August 1, 2002, the Company adopted the standard of the CICA Handbook, Stock-Based Compensation and Other Stock-Based Payments, which has been applied respectively. All stock-based awards made to non-employees and employees are recognized and measured using the fair value based method at the date of grant. The Company uses the Black-Scholes model to estimate fair value.

Exhibit “D”

GENCO RESOURCES LTD.

Notes to Amended Consolidated Financial Statements

For the quarter ended October 31, 2004

2.

Significant Accounting Policies: (Continued)

c) Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined on an average cost

d) Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Amortization is provided for as follows:

Automobile

18% declining balance

Building

36 years

Computers

30 - 45% declining balance

Furniture and fixtures

13 - 20% declining balance

Infrastructure and mine development

75 years

Mining equipment

13 - 30% declining balance

Leasehold improvements

5 years

Significant costs related to property acquisitions including undeveloped mineral interests are capitalized until the viability of the mineral interest is determined. The costs are capitalized until such time that it has been determined that a mineral deposit is commercially recoverable and a decision has been made to prepare a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit).

Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized. Capitalized costs are amortized over the life of the mineral interest once commercial mining of the mineral interest has commenced. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.

Interest and finance costs relating to the construction of plant and equipment are capitalized prior to the commencement of commercial production of a new mine.

As the Company cannot reasonably estimate mineral reserves of the mine, depletion of mine properties is charged on a straight-line basis over the estimated useful life of the mine.

Evaluations of the carrying values of each operation and development property are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production sales prices and operating costs, capital costs and reclamation and closure costs. If it is determined that the future net cash flows from an operation or development property are less than the carrying value a write down is recorded with a charge to operations.

Exhibit “D”

GENCO RESOURCES LTD.

Notes to Amended Consolidated Financial Statements

For the quarter ended October 31, 2004

2.

Significant Accounting Policies: (Continued)

e) Foreign Currency Translation

The Company's functional and reporting currency is the Canadian dollar. Foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the Canadian dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of earnings.

f) Loss per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to redeem common shares at the prevailing market value.

g) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.

h) Revenue Recognition

Revenue from the sale of metals is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays.

Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. Refining and treatment charges are netted against revenue.

i) Exploration and Development Expenditures

Significant property acquisition costs and exploration and development expenditures are capitalized. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic, abandoned, or are placed for sale.

Exhibit “D”

GENCO RESOURCES LTD.

Notes to Amended Consolidated Financial Statements

For the quarter ended October 31, 2004

2.

Significant Accounting Policies: (Continued)

j) Income and Resource Taxes

The provision for income and resource taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

k) Provision for Reclamation and Closure

On January 1, 2003 the Company adopted the standard of the CICA handbook, Asset Retirement Obligations, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting date.

Reclamation and closure costs have been estimated based on the Company's interpretation of current regulatory requirements.

3.

Financial Instruments:

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, loans from related parties, investor deposits and long term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of the financial instruments approximate their carrying values, unless otherwise noted

4.

Inventory:

	October 31, 2004	July 31, 2004
Concentrate	–	$233,114
Parts and Supplies	196,944	25,916
	$196,944	$259,030

5.

Mineral Properties and Investment:

	October 31, 2004	July 31, 2004
Transvaal property	114,583	114,583
Oest, Nevada	23,858	21,705
Mineral properties	$138,441	$136,288

Exhibit “D”

GENCO RESOURCES LTD.

Notes to Amended Consolidated Financial Statements

For the quarter ended October 31, 2004

5.

Mineral Properties and Investment: (Continued)

Transvaal Property - Kamloops Mining Division, B.C.

On April 19, 2004 the company entered into an agreement with Getty Copper Inc. ("Getty") to sell the company's holdings in the Kamloops Mining Division, the Transvaal Property, to Getty. The company received 458,333 shares of Getty valued at $0.60 per share as compensation. At July 31, 2004 this investment was written down to market value of $114,584.

Mineral Property: Oest - Lyon County, Nevada, U.S.A.

The Company owns six unpatented claims in the Devils Gate-Chinatown Mining District.

6.

Acquisition of La Guitarra:

Pursuant to a purchase agreement dated August 1, 2003, Genco acquired 100% of the outstanding common shares of La Guitarra. The results of La Guitarras' operations have been included in the consolidated financial statements since that date. La Guitarra is an operating mine located in Mexico.

The purchase price of the transaction was US $5,000,000 (CDN $6,996,000) and $354,091 direct costs of acquisition with consideration being a combination of the issuance of shares and debt. Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at CDN $1.02 per share to the vendor to satisfy US $1,000,000 of the purchase price. Genco agreed to pay the balance of US $4,000,000 by payments of $500,000 on each of the first through eighth anniversaries of the closing date.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition in Canadian dollars based on the fair value of the consideration given.  The assets have been recorded at the fair value of the consideration given, being the market value of the shares issued plus the present value of the non-interest bearing debt discounted at an interest rate of 5% per annum.

As at August 1, 2003:

Current assets	$ 1,723,000
Property, plant and equipment	5,383,260
Deferred exploration costs	524,875
Total assets acquired	7,631,135
Total liabilities assumed	(1,377,191)
Net assets acquired	$ 6,253,944

Exhibit “D”

GENCO RESOURCES LTD.

Notes to Amended Consolidated Financial Statements

For the quarter ended October 31, 2004

7.

Property, Plant and Equipment:

	Cost *	Accumulated amortization *	October 31, 2004 Net *	July 31, 2004 Net *
	$	$	$	$
Plant and equipment
Automotive	69,178	20,946	48,232	50,505
Computer equipment	36,632	17,865	18,767	21,146
Buildings	910,420	49,678	860,742	867,064
Furniture and fixtures	65,010	16,746	48,264	50,804
Infrastracture and mine development	3,701,672	40,305	3,661,367	3,666,625
Mining equipment	1,052,599	235,727	816,872	883,105
Leasehold improvements	44,250	15,488	28,762	30,975
	5,879,761	396,755	5,483,006	5,570,224
Properties under development
San Raphael project, Mexico	2,550,240	-	2,550,240	2,550,240
Surface and underground
exploration projects, Mexico	1,568,060	-	1,568,060	1,568,060
Civil works project, Mexico	95,964	-	95,964	95,964
	4,214,264	-	4,214,264	4,214,264

Total	10,094,025	396,755	9,697,270	9,784,488

*Restated – See Note 17

8.

Related Party Transactions:

During the quarter ended October 31, 2004 consulting and management fees paid to directors and officers of the company amounted to $113,714 (2003 - $71,500).

All sales of concentrate are to Compania Mineral Pena de Bernal, S.A. de C.V., a wholly owned subsidiary of a significant shareholder and creditor of the Company, Luismin S.A. de C.V.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.

Long Term Debt:

Pursuant to the acquisition of La Guitarra the Company agreed to pay US $4,000,000 (CDN $5,318,000) to the vendor to satisfy the balance of the purchase price. The debt bears no interest, is unsecured, and is repayable by installments of US $500,000 on each of the first through eighth anniversaries of the closing date.

The long term debt has been valued at its fair value, which was the present value of the debt over 8 years assuming an interest rate of 5%.

Exhibit “D”

GENCO RESOURCES LTD.

Notes to Amended Consolidated Financial Statements

For the quarter ended October 31, 2004

10.

Provision for Reclamation and Closure:

Opening balance July 31, 2003	$Nil
Amounts acquired	186,424
Ending balance October 31, 2004	$186,424

The total undiscounted amount of estimated cash flows required to settle the obligation at the end of the mines' estimated useful life of 25 years is $900,000 (2003 - $Nil), which has been discounted using a discount rate of 6.5%.

11.

Investor Deposits:

During the quarter ended October 31, 2004 the Company received the proceeds from a private placement and stock option exercise. Accordingly, the proceeds have been recorded as a liability to the Company.

12.

Line of Credit:

The Company has secured a line of credit to a maximum of $1,000,000, bearing interest at prime plus 2%, and secured by limited guarantees of certain directors and officers of the company. At October 31, 2004 the balance outstanding was $Nil (2003 - $Nil).

(This space intentionally left blank)

Exhibit “D”

GENCO RESOURCES LTD.

Notes to Amended Consolidated Financial Statements

For the quarter ended October 31, 2004

13.

Share Capital:

a) Share Capital

Authorized:

100,000,000 common shares without par value

Issued and fully paid:

Common shares

	Number of shares	Consideration
Balance July 31, 2002	4,891,481	$3,871,044
Private placement net of issuance costs	4,700,000	888,880
Exercise of warrants	4,966,682	496,667
Stock compensation expense	-	488,360
Balance July 31, 2003	14,558,163	5,744,951

Private placement net of issuance costs	1,933,466	2,585,391
Issuance of share capital to acquire La Guitarra	1,380,315	1,407,921
Shares issued for service	100,000	101,600
Exercise of stock options	383,000	287,250
Exercise of warrants	371,659	83,166
Stock compensation expense	-	207,470
Balance July 31, 2004	18,726,603	10,417,749

Exercise of stock options	126,667	95,000
Issuance of shares for debt	790,427	648,150
Private placement	847,000	677,600
Stock compensation expense	-	31,906
Balance October 31, 2004	20,490,697	11,870,405

On July 31, 2003 the Company completed a private placement for 700,000 units at $0.72 per unit. Each unit comprised one common share and one share purchase warrant which is exercisable to purchase an additional common share at $0.90 per share until July 31, 2005.

On August 1, 2003 the Company issued 1,380,315 common shares at $1.02 per share pursuant to the acquisition of La Guitarra (see Note 6).

On August 1, 2003 the Company issued 100,000 common shares at $1.02 per share as finder’s fees pursuant to the acquisition of La Guitarra (see Note 6).

On November 5, 2003 the Company completed a private placement for 576,000 units at $1.20 per unit. Each unit comprised one common share and one share purchase warrant which is exercisable to purchase an additional common share at $1.30 per share until November 5, 2005. On January 2, 2004 the Company completed a private placement for 593,464 units for $1.40 per unit. Each unit comprised of one common share and one share purchase warrant which is exercisable to purchase an additional common share at $1.45 per share until January 2, 2005.

Exhibit “D”

GENCO RESOURCES LTD.

Notes to Amended Consolidated Financial Statements

For the quarter ended October 31, 2004

13.

Share Capital: (Continued)

a) Share Capital (Continued)

On April 23, 2004 the Company completed a private placement for 764,001 units for $1.50 per unit. Each unit comprised of one common share and one share purchase warrant which is exercisable to purchase an additional common share at $1.55 per share until April 23, 2006.

Share purchase options with a fair value of $207,470 were granted to non-employees and employees in 2004. The compensation expense was charged to operations during the period.  During the period ending October 31, 2004 options were granted to an employee of the Company with a fair value of $31,906.

b) Options

The Company has established a share purchase option plan whereby the Company's directors may from time to time grant options to directors, employees or consultants. The maximum term of any option may be ten years, but generally options are granted for five years or less. Compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price of 65%, an annual risk free interest rate of 3.75% and vesting over various periods from immediately to 5 years.

A summary of the Company's options at October 31, 2004 is presented as follows:

	Shares	Weighted Average Exercise Shares Price
Balance July 31, 2004	1,542,000	0.92
Granted	75,000	0.85
Exercised	(126,667)	0.75
Cancelled	(150,000)	0.75
Balance, July 31, 2004	1,340,333	0.93

c) Warrants

A summary of the Company's warrants at October 31, 2004 is presented as follows:

	Shares	Weighted Average Exercise Price
Balance July 31, 2004	2,595,132	1.30
Granted	847,000	0.90
Exercised	-	-
Balance, July 31, 2004	3,442,132	1.10

Exhibit “D”

GENCO RESOURCES LTD.

Notes to Amended Consolidated Financial Statements

For the quarter ended October 31, 2004

14.

Income per Share:

The basic income (loss) per share has been calculated using the weighted average number of shares outstanding during the respective fiscal periods.

	Net loss $	Average Shares Outstanding	Income (loss) per share $
2003
Basic net loss per share	(797,337)	9,664,604	(0.08)
2004
Basic net loss per share	(971,936)	17,597,632	(0.06)*
Quarter ended October 31, 2004	207,630	19,319,052	0.01*

* Restated – See Note 17

15.

Income Taxes:

The potential benefit arising from operating losses has been recognized as a future tax asset. To the extent that these benefits may not be realized, a valuation allowance is provided to reflect the history of no income.

The Company's future tax balances are as follows:

	2004	2003
Future tax asset, beginning of year	$439,244	$214,380
Benefit of current year's operating loss carried forward	247,223	252,691
Benefit of losses acquired from La Guitarra	1,549,267	-
Taxable temporary differences	(1,393,997)	-
Benefit expired on prior year's operating loss	(22,487)	(27,827)
Future tax asset, end of year	819,250	439,244
Valuation allowance, beginning of year	439,244	214,380
Current year's provision	380,006	224,864
Valuation allowance, end of year Balance	819,250	439,244
Balance	$ -	$ -

Exhibit “D”

GENCO RESOURCES LTD.

Notes to Amended Consolidated Financial Statements

For the quarter ended October 31, 2004

15.

Income Taxes: (Continued)

The Company has accumulated non-capital losses in Canada of $ 1,535,306 for income tax purpose which may be deducted in the calculation of taxable income in future taxation years. The losses expire as follows:

2005	$76,802
2006	77,105
2007	78,933
2008	86,180
2009	95,951
2010	305,000
2011	815,335
Total	$1,535,306

The Company had non-capital losses available for tax purposes in Mexico of $4,694,748 that expire from 2004 to 2014

16.

Subsequent Events:

On November 17, 2004 the Company announced a private placement for 345,000 units at $0.80 per unit. Each unit consists of one common share and one share purchase warrant exercisable to purchase one common share at $0.90 for a two year period from the date of issuance. The private placement is subject to regulatory approval.

On November 3, 2004 the Company issued stock options exercisable for 50,000 common shares at $0.80 per share for a period of five years to a director of the company.

17.

Restatement – Acquisition of La Guitarra:

On August 1, 2003 the Company acquired 100% of the issued and outstanding shares of La Guitarra Compania Minera, S.A. de C.V.  (“La Guitarra”), a company incorporated in Mexico whose only asset is an operating mine and concessions in the Temascaltepec Mining District of Mexico.  Total consideration for the company was US $5,000,000 comprised of the issuance of 1,380,315 common shares of the Company valued at CDN $1,407,921 and the assumption of a non-interest bearing promissory note of US $4,000,000 payable in equal payments of US $500,000 for eight years.

To account for the purchase, the Company considered the CICA Handbook Section 1581.21 and 1581.22:

“Assets acquired and liabilities assumed in a business combination should be measured initially based on the cost of the purchase to the acquirer, determined as of the date of the acquisition.”

“The cost of the purchase to the acquirer should be determined by the fair value of the consideration given or the acquirer’s share of the fair value of the net assets or equity interests acquired, which ever is more reliably measurable.”

Exhibit “D”

GENCO RESOURCES LTD.

Notes to Amended Consolidated Financial Statements

For the quarter ended October 31, 2004

17.

Restatement– Acquisition of La Guitarra: (Continued)

Based on this accounting pronouncement, the Company recorded the acquisition of the La Guitarra shares at the fair value of the assets acquired as it was determined at that time that those values were more reliably measured than the fair value of the shares and the non-interest bearing debt given.  After considerable review, the Company has now determined that the fair value of the shares and the non-interest bearing debt was more reliably measurable of the cost of the purchase as the only variable determinant was the fair value of the non-interest bearing debt and the selection of an effective interest rate.  The fair value of non-interest bearing debt is calculated as the present value of the future payments based on an effective interest rate equal to the Company’s normal cost of borrowing.  The Company has determined that its effective cost of borrowing, the interest rate that it could have paid had it incurred normal debt, would have been 5% per annum.

The Company originally recorded the cost of the acquisition at $7,366,703, which was the fair value of the net assets acquired, and was the basis of the negotiated purchase price.  Based on the fair value of the shares and the fair value of the non-interest bearing debt, the cost of the purchase should have been recorded at $6,253,944, a difference of $1,112,759.  Accordingly, the accounting for the acquisition has been revised in that the debt and the assets have been reduced by $1,112,759 and the corresponding depreciation on the assets acquired has also been reduced.

Since the debt is recorded at its fair value but must be repaid over 8 years at its face value, normal accounting rules require that the fair value of the debt be increased over time to its face value.  Accordingly, the Company has now recorded an accretion expense based on an effective rate of 5% in order to increase the fair value of the debt to its face value using the effective interest method.  The Company has also reduced the foreign exchange gain on the translation of the non-interest bearing debt as a result of reducing the debt to its fair value.

The following presents the effect on the Company’s previously issued financial statements for the quarters ended October 31, 2004 and October 31, 2003:

Balance sheet as at October 31, 2004 -

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Capital assets	10,711,986	(1,014,716)	9,697,270
Total Assets	12,082,008	1,014,716	11,067,292
Current portion of long-term debt	623,600	(41,150)	664,750
Total current liabilities	1,803,301	(41,150)	1,844,451
Long-term debt	4,029,650	(1,118,178)	2,911,472
Total long-term liabilities	4,229,919	(1,118,178)	3,111,741
Deficit	(5,821,617)	62,312	(5,759,305

Exhibit “D”

GENCO RESOURCES LTD.

Notes to Amended Consolidated Financial Statements

For the quarter ended October 31, 2004

17.

Restatement– Acquisition of La Guitarra: (Continued)

Statement of operations for the three months ended October 31, 2004 -

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Cost of sales	1,002,885	(10,641)	992,244
Gross profit	255,338	10,641	265,979
Amortization	97,859	(10,641)	87,218
Foreign exchange (gain)	47,349	(305,714)	(258,365)
Accretion expense	-	36,463	36,463
Net income (loss)	(72,262)	279,892	207,630
Basic earnings per share	0.00	0.01	0.01

Deficit, beginning	(5,749,355)	(217,580)	(5,966,935)
Deficit, ending	(5,821,617)	62,312	(5,759,305)

            Statement of cash flows for the 3 months ended October 31, 2004 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Net income (loss)	(72,262)	279,892	207,630
Amortization	63,049	(10,641)	52,408
Accretion	–	36,463	36,463
Shares issued for debt	648,150	(648,150)	–
Unrealized foreign exchange gain	20,612	(281,164)	(260,552)
Change in non cash working capital	(142,298)	(623,600)	(765,898)
Increase (decrease) in long term debt	(623,600)	623,600	–
Cash flows from financing activities	162,845	623,600	786,445
Net (Decrease) Increase in Cash	20,547	–	20,547

            The Balance sheet as at October 31, 2003 -

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Capital assets	7,657,137	(1,011,364)	6,645,773
Total Assets	9,714,907	(1,011,364)	8,703,543
Long-term debt	4,615,100	(959,648)	3655,452
Total liabilities	6,703,705	(959,648)	5,744,057
Deficit	4,980,954	51,716	5,032,670

Exhibit “D”

GENCO RESOURCES LTD.

Notes to Amended Consolidated Financial Statements

For the quarter ended October 31, 2004

17.

Restatement – Acquisition of La Guitarra: (Continued)

       Statement of operations for the three months ended October 31, 2003 -

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Cost of sales	791,844	(10,216)	781,628
Gross profit	86,388	10,216	96,604
Amortization	64,185	(10,216)	53,969
Foreign exchange (gain)	(113,839)	21,316	(92,523)
Accretion expense	-	40,616	40,616
Net Income (loss)	14,045	(51,716)	(37,671)

Deficit, beginning	(4,994,999)	–	(4,994,999)
Deficit, ending	(4,980,954)	51,716	(5,032,670)

Statement of cash flows for the 3 months ended October 31, 2003 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Net income (loss)	14,045	(51,716)	(37,671)
Amortization	7,087	63,567	70,654
Accretion	–	40,616	40,616
(Increase) decrease in accounts receivable	(551,433)	1,406,909	855,476
(Increase) decrease in inventory	(227,333)	214,339	(12,994)
(Increase) decrease in prepaid expenses	(55,016)	11,722	(43,294)
Increase (decrease) in accounts payable	(1,037,912)	698,633	(339,279)
Increase (decrease) in current portion of debt	659,300	(659,300)	–
Cash flows used in operating activities	884,562	(351,054)	533,508
Purchase of capital assets	(7,600,309)	6,728,166	(872,143)
(Increase) decrease in deferred acquisition costs	354,091	(354,091)	–
Cash flows (used) in investing activities	(7,923,393)	6,374,075	(1,549,318)
Proceeds from long-term debt	4,615,100	(4,615,100)	–
Shares for cash	2,247,205	(1,407,921)	839,284
Cash flows from financing activities	6,862,305	(6,023,021)	839,284
Net (Decrease) Increase in Cash	(176,526)	–	(176,526

Genco Resources Ltd.

Management’s Discussion and Analysis of Financial Amended Period Ended October 31, 2004 Condition and Results of Operations

April 17, 2006

Introduction

The following Management’s Discussion and Analysis (“MD&A”) of Genco Resources Ltd. (the “Company”) should be read in conjunction with the accompanying amended unaudited consolidated financial statements for the period ending October 31, 2004 and the audited financial statements for the years ending July 31, 2002, July 31, 2003, and July 31, 2004, which are available on the SEDAR website at www.sedar.com.

All information contained in this MD&A was prepared in accordance with Canadian Generally Accepted Accounting Principals (GAAP). All dollar amounts are expressed in Canadian Dollars unless specifically stated otherwise.

This MD&A contains historical information and statements that are forward-looking within the meaning of the Private Securities and Litigation Reform Act of 1995 or are based on an assumed course of action and economic conditions. There is risk that actual events and results will differ from those projected in this discussion due to Risks and Uncertainties discussed in this MD&A or unforeseen circumstances.

Overview

The Company, prior to the fiscal year ending July 31, 2003, had no producing assets or significant revenues. On August 1, 2003 the Company entered into an agreement with Luismin S.A. de C.V. to purchase La Guitarra Compania Minera S.A. de C.V. (La Guitarra), a producing silver/gold mine located in central Mexico, and all its assets for US$5,000,000 with consideration being an initial payment of US$1,000,000 of Genco Resources Common Shares and payments of US$500,000 payable on the first through eighth anniversaries. All payments are payable in cash or Genco Resources Common Shares at the discretion of the Company. Genco issued 1,380,315 common shares at $1.02 per share as the down payment for the La Guitarra purchase.

At La Guitarra the Company has initiated a program of exploration and development with the goal of sustainable increases in production to better utilize the existing mill and infrastructure. During the year ending July 31, 2004 La Guitarra milled 41,084 tonnes of ore and produced 478,966 silver equivalent ounces. The average realized price per ounce of silver was US$6.01, and the average realized price per ounce of gold was US$393.25

During the period ending October 31, 2004 the Company continued its program of investing in development and exploration at La Guitarra while maintaining limited production. The mill processed 10,385 tonnes of ore during the period and 147,996 silver equivalent ounces of silver and gold were produced. Average realized prices per ounce were US$6.75 for silver and US$412.79 for gold.

1

For the remainder of the year ending December 31, 2004 and the fiscal year ending December 31, 2005 the Company expects that La Guitarra will require continued investment in infrastructure, development and exploration in order to achieve the goal of sustainable production increases. The Company is unable to predict the exact amount of funding which will be required or the exact time period for which further funding will be required due to the volatility of commodity prices and exchange rates, and uncertainty over the success of future exploration. In addition, the Company faces uncertainties and variables common to resource companies operating in foreign jurisdictions.

Through its wholly owned, subsidiary Rule Nevada Inc., the Company owns six unpatented and eight patented claims in the Devils Gate – Chinatown Mining District of Nevada. During the year ending July 31, 2004 the company expended $1,705 related to these claims. The company did not invest any monies in the claims during the period ending October 31, 2004, but does intend to maintain the claims for future exploration or development as economic factors dictate.

Results of Operations for the Years Ended July 31, 2004, 2003, 2001 Summary

	July 31,	July 31,	July 31,
	2004	2003	2002
	$	$	$

Total revenue	3,723,638	-	-
Operating profit	370,023	-	-
General & Administration	(1,068,742)	(309,907)	(96,981)
Loss before extraordinary items	(698,719)	(309,907)	(96,981)
Loss per-share	(0.04)	(0.03)	(0.02)
Loss per-share fully diluted	(0.04)	(0.03)	(0.02)
Extraordinary items	(273,217)	(487,430)	(1,345)
Net loss	(971,936)	(797,337)	(98,326)
Net loss per-share	(0.06)	(0.08)	(0.02)
Net loss per-share fully diluted	(0.05)	(0.08)	(0.02)

Total Assets	10,970,848	1,141,345	85,652
Total long-term liabilities	4,066,642	-	35,548

As of August 1, 2002 the Company adopted the standard CICA Handbook, Stock-based Compensation and Other Stock-based Payments, which has been applied prospectively. All stock-based awards made to non-employees and employees are recognized and measured using the fair value method at the date of grant. The Company uses the Black-Scholes Model to estimate fair value. The Company records options as an expense in the period they are granted. During the period ending July 31, 2004 the Company recorded a stock-based compensation expense of $207,470 (2003; $488,360). For the period ending October 31, 2004 a stock-based compensation expense of $31,906 was recorded.

2

Results for the twelve month period ending July 31, 2004 were significantly different than those of the previous financial year due to the La Guitarra purchase and increased business activities. For the period the Company recorded sales of $3,723,638 (2003; Nil), cost of sales of $3,353,615 (2003; Nil) and gross income from operations of $370,023 (2003; Nil). The Company posted a loss of $971,936 or $0.06 per share a reduction of $174,599 over the period ending July 31, 2003 ($797,337; $0.08 per share).

Total assets increased by $9,829,503 to $10,970,848 as a result of the La Guitarra acquisition and subsequent capitalized investment in La Guitarra. During the year working capital increased from $683,340 on July 31, 2003 to $1,050,071 on July 31, 2004. Both current (2004; $2,453,392: 2003; $391,393) and long-term liabilities (2004; $4,066,642: 2003; Nil) increased as the result of the La Guitarra acquisition and operations at the mine.

During the period ending July 31, 2004 cash flows used in investing activities increased to $3,885,482 (2003; $424,474) with the funds coming from financing activities ($2,990,552), operations ($250,614) and cash. These funds were primarily used for exploration and development work at La Guitarra.

The La Guitarra acquisition included not only an operating mine, but also a substantial and largely unexplored land position. During the period the Company invested in over 700 meters of ramp enlargement and development to access the San Rafael Mine. Work continues in the area to develop ore facings with production expected to commence in the near term. The Company also carried out both surface and underground drilling as well as a 3D IP survey and surface and underground sampling to identify areas prospective for reserve discovery. This exploration work has confirmed that within the immediate vicinity of the La Guitarra mill there exist significant possibilities to expand reserves along the known vein system to the northwest and southeast. In addition limited work done in the Mina de Agua region 6.5 kilometres to the southwest has been promising. The Company is currently developing plans for systematic exploration and development of the area, market conditions permitting.

(Intentionally left blank)

3

Summary of Quarterly Results

The following table summarizes selected financial information for the company for each of the last eight completed fiscal quarters.

	October 31,	July 31,	April 30,	January 31,
	2004	2004	2004	2004
	$	$	$	$

Total revenue	1,258,223	536,928	1,196,814	1,111,664
Operating profit	265,979	(259,006)	190,349	342,076
General & Administration	(9,690)	(425,901)	(397,397)	(237,497)
Loss before extraordinary items	275,669	(684,907)	(201,684)	104,579
Basic loss per-share	0.01	(0.04)	(0.01)	0.01
Fully diluted loss per-share	0.01	(0.04)	(0.01)	0.01
Extraordinary items	(68,039)	(407,253)	255,000	-
Net loss	207,630	(1,092,160)	53,316	104,579
Net loss per-share	0.01	(0.06)	0.00	0.01
Net loss per-share fully diluted	0.01	(0.06)	0.00	0.01

Total Assets	11,067,292	10,970,848	10,688,817	9,123,427
Total long-term liabilities	3,111,741	4,066,642	3,761,399	3,709,008

	October 31,	July 31,	April 30,	January 31,
	2003	2003	2003	2003
	$	$	$	$

Total revenue	878,232	-	680	-
Operating profit	96,604	-	680	-
General & Administration	(134,275)	(309,907)	(131,215)	(58,480)
Loss before extraordinary items	(37,671)	(309,907)	(130,535)	(58,480)
Basic loss per-share	-	(0.02)	(0.01)	(0.01)
Fully diluted loss per-share	-	(0.02)	(0.01)	(0.01)
Extraordinary items	-	-	680	-
Net loss	(37,671)	(797,337)	(130,535)	(58,480)
Net loss per-share	-	(0.02)	(0.01)	(0.01)
Net loss per-share fully diluted	-	(0.02)	(0.01)	(0.01)

Total Assets	8,703,543	1,141,345	1,141,345	239,744
Total long-term liabilities	3,655,452	-	-	110,122

Revenues represent the recognition of revenues from operations at La Guitarra. Revenue is recognized net of refining and treatment charges. As indicated by the chart, prior to the purchase of

4

La Guitarra the Company recognized no significant revenues. Revenues are principally affected by mine production, grade, selling price, and exchange rate fluctuations between the reporting currency, the Canadian Dollar, the selling currency, the American Dollar, and the Mexican Peso. See section 2.e) Foreign Currency Translation of the Notes to Consolidated Financial Statements.

Operating profit is equal to the total revenues less the direct mine operating expenses. General and administration costs include all costs incurred directly by Genco in its pursuit of business opportunities, costs associated with the administration of La Guitarra and Rule Nevada. Over the last four quarters Company administrative expenses have increased due to the pursuit of business opportunities, financings, and the administration of La Guitarra.

The Company elects to expense stock options in the quarter they are awarded, with subsequent adjustments in the event of cancellation. Stock option expenses are recorded as extraordinary items.

For the three month period ending October 31, 2004 the Company had revenues of $1,258,223 (2003; $878,232), cost of sales of $992,244 (2003; $781,628) and gross income of $275,979 (2003; $96,604). Revenues increased as a result of improved grades during the period. The higher realized selling price in US dollars was somewhat offset by the weakening of the US dollar versus the Canadian Dollar, which also contributed to the increase in costs of goods sold.

Operating expenses for the three months ending October 31, 2004 totalled ($9,690) compared to $93,659 for the three month period ending October 31, 2003. The decreased operating expense is mainly due to increased cost of foreign exchange gain (2004; $258,365: 2003; $92,523), and increased office expenses (2004; $8,024: 2003; $331), management fees (2004; $90,000: 2003; $54,000) and wages (2004; $42,990: 2003; $33,519).

Liquidity and Capital Resources

On October 31, 2004 the Company had cash reserves of $48,426, an increase of $20,547 from July 31, 2004 and working capital of ($1,226,291), an increase of $177,030 from the start of the period. Subsequent to October 31, 2004, on November 17 the company announced a private placement of 345,000 units at $0.80 subject to exchange approval in order to provide additional funds to meet short term obligations. The Company maintains a line of credit for US$1,000,000, secured by limited guarantees of certain directors and officers of the Company. At December 30, 2004 the balance outstanding was $Nil.

Upon completion of detailed planning and budgeting for La Guitarra the Company may need to raise additional funds to realize its goals. At this time the Company does not know of any demands, commitments, or events in the foreseeable future which will materially affect its liquidity. As in many small resource companies cash flows are directly effected by the success and failure of exploration and development work, and until such time that prices, grades, throughput, reduced costs or a combination of these factors provides sufficient cash flows to support planned exploration and development work the Company may be required to look for alternate sources of financing. No assurance can be given that if additional funding is required it will be available, or if available, will be on terms acceptable to the Company..

Transactions with Related Parties

5

During the quarter ended October 31, 2004 consulting and management fees paid to directors and officers of the Company amounted to $113,714 (2003; $71,500).

All sales of mineral concentrate are to Compania Mineral Pena de Bernal S.A. de C.V., a wholly owned subsidiary of Luismin S.A. de C.V., a significant shareholder and creditor of the company.

Critical Accounting Policies

The Company’s critical accounting policies are summarized in note 2 to its consolidated financial statements. In the preparation of its consolidated financial statements the Company uses Canadian generally accepted accounting principles, which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. These estimates are based on management’s knowledge of current events and actions the Company may undertake in the future, actual results may differ from the estimates.

Disclosure of Outstanding Share Data

The Company has 100,000,000 shares of common stock authorized, of which 20,490,696 are outstanding as at October 31, 2004. On October 31, 2004 the company had 1,340,333 options outstanding and 3,442,132 warrants outstanding, each exercisable into one common share.

Risks and Uncertainties

Genco derives all its revenues from the sale of silver and gold. Company revenues are dependant on the realized price for silver and gold, which are beyond the Company’s control, and can fluctuate widely, often over short time periods. Fluctuating metals prices effect not only revenues, but can also affect project planning and budgeting as well as the viability of resource projects.

The Company is also exposed to currency risk. The Company reports in Canadian dollars, but most of its costs are incurred in Mexican pesos or US dollars, and all sales are in US dollars. The Company may experience gains or losses due to fluctuations in exchange rates, which are beyond its control.

Due to the nature of the Company’s business and the location of its main asset the Company is exposed to political and country risk. Potential risks include, but are not limited to, changing regulations, increases or changes in royalty or tax structures, expropriation or nationalization, changes in import and export regulations, terrorism, corruption, and currency controls.

The Company also faces environmental risk. Mining is subject to extensive environmental laws and regulations, which often change over time. While the Company strives to maintain its operations in compliance with all applicable laws there are no assurances that the Company is in compliance with all laws and regulations or that new laws or regulations will not be introduced which the Company may not be in compliance with or that complying with new laws or regulations will not have a negative impact on the Company’s financial condition. The Company currently makes provisions for reclamation, but there are no assurances that these provisions will be sufficient to cover future obligations.

Other risk factors facing the Company include those risk factors common to the mining industry, such as the ability to economically develop new mineral reserves and resources, and those risk factors facing small resource companies, such as the ability to attain capital for exploration and development at terms acceptable to the Company.
Outlook

6

The Company continues to aggressively pursue the acquisition of producing or near production stage assets. Management is confident that demand for gold and silver will lead to continued price support in the short to medium term. By focusing on Mexico, the Company feels it will be able to benefit from any US Dollar appreciation in the price of silver and gold while the strong positive correlation between the US Dollar and Mexican Peso will provide protection from rising real costs.

The Company is encouraged by improved grades from development ore from La Guitarra, and believes that continued development in San Rafael combined with planned exploration and development in fiscal 2005 will lead to improved production volumes and grades, reduced costs, increased cash flow and profitability. Investment in La Guitarra should create a platform for growth through further development of existing assets and through acquisition.

7

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Robert Gardner, Chairman of the Board of Genco Resources Ltd., certify that:

1.	I have reviewed the amended interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Genco Resources Ltd., (the Issuer) for the interim period ending October 31, 2004;

2.	Based on my knowledge, the amended interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the amended interim filings; and

3.	Based on my knowledge, the amended interim financial statements together with the other financial information included in the amended interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the amended interim filings.

4.	The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the amended interim filings are being prepared.

Date: April 17, 2006 “Robert Gardner” ________________________________ Robert Gardner, Chairman of the Board

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Wayne Moorhouse, CFO of Genco Resources Ltd., certify that:

1.	I have reviewed the amended interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Genco Resources Ltd., (the Issuer) for the amended interim period ending October 31, 2004;

2.	Based on my knowledge, the amended interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the amended interim filings; and

3.	Based on my knowledge, the amended interim financial statements together with the other financial information included in the amended interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the amended interim filings.

4.	The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance th at material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the amended interim filings are being prepared.

Date: April 17, 2006 “Wayne Moorhouse” __________________________ Wayne Moorhouse, CFO